FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.... ☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC ACHIEVES CONTINUED GROWTH IN FOURTH QUARTER

Casino games power growth in revenue & earnings, capping a year of key strategic moves

March 18, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today reported continued growth in revenue and earnings for the fourth quarter ending December 31, 2007, ahead of the company’s guidance and market expectations.

CryptoLogic posted fourth-quarter revenue of $20.4 million and net earnings of $5.0 million, or $0.36 per fully diluted share, before an adjustment to reflect a minority interest in the company. After this adjustment, the company’s net earnings were $4.3 million. CryptoLogic’s guidance, announced in November 2007, forecast revenue up to $18.5 million and net income between $2 million and $3 million for the quarter.

“In 2007, CryptoLogic demonstrated the resilience of its business — and the strength of its strategy,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic led the industry in gaming innovation, broadened and deepened its customer relationships, grew both its core and emerging businesses, and made strategic investments in Europe and Asia. CryptoLogic enters 2008 with a new wave of momentum — and a new world of opportunity.”

On a sequential basis, CryptoLogic grew its quarterly revenue and earnings before income tax and minority interest by 16% and 82%, respectively, over the third quarter of 2007. The company attributes this growth, in part, to the successful release of its newest line-up of casino games in October, and to the launch of the much-anticipated Spider-Man and Fantastic Four slot games in December. The company also benefited from a release of a contingency of $2.0 million. Excluding the impact of this benefit, quarterly revenue was 4.8% higher than in the third quarter.

CryptoLogic continues to have a strong balance sheet, ending the year with $77.5 million in cash and cash equivalents even after making four strategic investments in Europe and Asia over the course of 2007. This provides the company with the financial resources and flexibility for expansion in key markets, including the opportunity for earnings-enhancing corporate transactions.

Financial Highlights	Three months ended			Year ended
(in US$ millions, except per-share data)	December 31,			December 31,
	2007	2006	%Change	2007	2006	%Change
Revenue	$ 20.4	$ 19.0	7%	$73.7	$ 104.0	(29%)
Charge related to Irish HQ	-	$ 1.1	(100%)	$ 5.7	$ 3.7	54%
Earnings before minority interest	$ 5.0	$ 1.7	194%	$ 6.5	$ 24.8	(74%)
Net earnings	$ 4.3	$ 1.7	153%	$ 5.5	$ 24.8	(78%)
Earnings per diluted share	$ 0.36	$ 0.12	200%	$0.47	$ 1.83	(74%)
Casino revenue	$ 14.0	$ 10.0	40%	$49.5	$ 59.2	(16%)
Poker revenue	$ 4.6	$ 6.7	(31%)	$19.6	$ 33.9	(42%)

Note: In light of the significant industry-wide impact of the U.S. prohibition of Internet gaming in October 2006, management believes that sequential quarter-over-quarter growth and balance sheet strength are more meaningful indicators of relative performance than full-year comparisons between 2006 and 2007.

TEL 353 (0) 1 631 9000     FAX 353 (0)1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

Operational highlights:

Leadership through innovation

•	CryptoLogic released Bonus Pack 12, a new line-up of adventure-themed casino games including Rajah’s Rubies, Double Panda, Native Treasure and Computer Rage.
•	The company launched its latest eagerly-anticipated slot games featuring the wildly popular Marvel Super Heroes, Spider-Man and the Fantastic Four.
•	Q4 capped a year in which CryptoLogic released 15 new games.

Broader, deeper customer relationships

•

CryptoLogic continued to see steady revenue growth from new licensees acquired throughout 2007, with particularly strong growth in its casino business. In addition to its longstanding blue-chip licensee base, the company has built strong new relationships with leading gaming and entertainment brands such as Marvel and World Poker Tour. World Poker Tour recently announced an expansion and extension of its relationship with CryptoLogic to at least mid-2011.

•	In 2007, CryptoLogic began work for four new licensees and launched seven new casino and poker sites.

New acquisitions & investments

•

CryptoLogic acquired an initial stake in Mikoishi (Asia Pacific) Pte Ltd (“Mikoishi”), one of Asia’s best-known game development and design companies. This move gives CryptoLogic an opportunity to benefit from the size and rapid growth of the Asian mobile phone market. CryptoLogic may increase its stake in Mikoishi in the future.

•

Q4 continued a year of significant investments that also included the acquisitions of Parbet.com, a popular Scandinavian poker brand, and Casino.co.uk, a popular gaming portal; and the purchase of a major financial interest in 568 Network Inc., a developer and distributor of online casual games to the Chinese market.

Industry honours

•

Subsequent to the year-end, CryptoLogic earned Gambling Online Magazine’s Top Casino Software Award for the third consecutive year. Because the award is based on the votes of players from all over the world, it is widely considered one of the industry’s highest honours.

•	CryptoLogic’s subsidiary, WagerLogic Limited, won top honours for contact-centre and customer-service excellence in the Europe, Middle East and Africa Region of the World Contact Center Awards.

Corporate initiatives

•	CryptoLogic implemented a successful program of cost-control measures following the company’s reorganization in Ireland.
•

In February 2008, CryptoLogic hired Brian Hadfield as its new President and CEO. Mr. Hadfield, who joined CryptoLogic as a director last year, is a senior technology executive who has managed major international businesses, including Unisys Limited’s operations in the U.K., Middle East, Africa and India.

•	The company declared a quarterly cash dividend of $0.12 per share on March 17, 2008.

Financial Performance

Over the course of 2007, CryptoLogic steadily increased its revenue and net earnings as the company continued to make progress on restoring its profitability to historic levels.

Total revenue: CryptoLogic increased its revenue from $17.5 million in the third quarter to $20.4 million in the fourth quarter of 2007. The company benefited from strong casino revenue as well as $2.0 million due to the release of contingency funds. CryptoLogic attributed its better-than-anticipated casino revenue to the popularity of its newest games.

Earnings and Earnings per Diluted Share: The company achieved earnings before minority interest for the quarter of $5.0 million ($0.36 per fully diluted share). There were some one-time items in the quarter, including a tax recovery of $0.7 million, and a write-off of $1.75 million in program costs. Without the tax recovery, the company enjoyed a profit of $4.3 million ($0.31 per fully diluted share). This increase is attributable to stronger gaming revenue and continued cost control.

Minority interest represents the earnings that accrue to the shareholders of CryptoLogic Exchange Corporation (TSX: CXY). CXY was established during the reorganization announced in Q2 to benefit taxable Canadian residents. The CXY shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. Earnings per share, as prescribed by GAAP, are calculated such that it is equal for both groups of shareholders.

Balance Sheet and Cash Flow: CryptoLogic continues to have a strong balance sheet, which enabled strategic acquisitions and investments to continue in the fourth quarter. CryptoLogic ended the quarter with $77.5 million in net cash (comprising cash and cash equivalents, restricted cash, and security deposits), or $5.57 per diluted share. This is a reduction of $7.9 million from the third quarter largely due to the acquisition of a significant stake in Mikoishi Studios of Singapore. The company continues to be debt-free.

CryptoLogic’s working capital at December 31, 2007 was $68.2 million or $4.90 per diluted share (September 30, 2007: $73.7 million or $5.31 per diluted share). Cash flow used by operating activities was essentially neutral in the fourth quarter.

Outlook

CryptoLogic’s reputation, long track record of profitability and strong financial position continue to give the company the flexibility and opportunity to broaden its relationships with major gaming and entertainment brands, sign new licensees, develop and release highly successful new games, and make strategic acquisitions in promising companies in both Europe and Asia.

In 2008, CryptoLogic expects continued growth from several strategies:

•

Innovation: CryptoLogic will continue to grow its core businesses by releasing more innovative casino games and using tournaments and other innovations to attract loyalty and liquidity to its licensees’ shared poker room.

•

Expansion: The company continues to target new licensees, and is in active discussions with various candidates. Thanks to excellent leverage from CryptoLogic’s robust, scalable technology platform, substantially all incremental revenue goes directly to the bottom line.

•	Diversification: The company will continue its diversification into Asia, and into mobile gaming and other promising segments of the Internet gaming market.

•

Acquisition: CryptoLogic expects its recent investments and acquisitions to be accretive to earnings in 2008. With a strong balance sheet, the company continues to be proactive in pursuing opportunities that can enhance earnings for shareholders.

In line with market trends and the practices of European public companies, the company does not intend to provide regular quarterly guidance on anticipated revenue and earnings.

2007 Fourth Quarter Analyst Call

CryptoLogic’s CEO and CFO will report on the company’s 2007 earnings in a conference call scheduled for today at 8:30 a.m. Eastern time (12:30 p.m. GMT). Interested parties should call either 416-695-6616 or 1-877-677-0837 in North America, or the international toll free number at (country code) 800-6578-9898. A replay will be available until March 25 by calling 416-695-5800 or 1-800-408-3053, passcode 3254876#.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to licensees who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC LIMITED

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

	As at December 31, 2007	As at December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$55,428	$76,940
Restricted cash	20,576	—
Security deposits	1,500	1,500
Short term investments	—	50,000
Accounts receivable and other	11,357	8,251
Prepaid expenses	8,312	7,027

	97,173	143,718

User funds on deposit	22,317	20,872
Capital assets	25,802	18,106
Long term investments	5,326	—
Intangible assets, net	14,724	48
Goodwill	5,291	1,776

	170,633	184,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilitie	$24,154	$47,766
Income taxes payable	4,820	2,165

	28,974	49,931

User funds held on deposit	22,317	20,872
Future income taxes	345	2,133

	51,636	72,936

Minority interest	9,691	—
Shareholders’ equity:

Share capital	33,407	29,096
Stock options	5,044	3,631
Retained earnings	70,855	78,857

	109,306	111,584
Subsequent events

	$170,633	$184,520

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of U.S. dollars)
(Unaudited)

	Twelve months ended
	December 31, 2007	December 31, 2006

Retained earnings, beginning of period	$78,857	$59,891
Earnings	5,528	24,812
Dividends paid	(6,408)	(5,846)
Reduction due to minority interest in CEC	(7,122)	—

Retained earnings, end of period	$70,855	$78,857

See accompanying notes to unaudited consolidated financial statements

CRYPTOLOGIC LIMITED

Unaudited Consolidated Statement of Earnings

(In thousands of U.S. dollars, except per share data)

	For the three months ended December 31,		For the twelve months ended December 31,

	2007	2006	2007	2006

Revenue	$20,350	$18,984	$73,659	$104,022

Expenses
Operating	12,689	14,242	49,436	64,685
General and administrative	2,863	1,963	10,166	7,907
Reorganization	—	1,084	5,666	3,700
Finance	251	178	550	554
Amortization	1,726	1,375	6,566	4,777

	17,529	18,842	72,384	81,623

	2,821	142	1,275	22,399

Interest income	1,514	1,931	6,217	7,092

Earnings before income taxes and minority interest	4,335	2,073	7,492	29,491

Income taxes:
Current	3,757	1,415	4,056	4,957
Future	(4,458)	(1,054)	(3,063)	(278)

	(701)	361	993	4,679

Net earnings before minority interest	5,036	1,712	6,499	24,812

Minority interest	763	—	971	—

Net earnings and comprehensive income	$4,273	$1,712	$5,528	$24,812

Net earnings per common share

Basic	$0.36	$0.13	$0.47	$1.83
Diluted	$0.36	$0.12	$0.47	$1.81
Weighted average number of shares (‘000s

Basic	13,927	13,630	13,891	13,558

Diluted	13,977	13,736	13,907	13,731

See accompanying notes to unaudited consolidated financial statements

CRYPTOLOGIC LIMITED

Unaudited Consolidated Statement of Cash Flows

(In thousands of U.S. dollars)

	For the three months ended December 31,		For the twelve months ended December 31,

	2007	2006	2007	2006

Cash flows from (used in):
Operating activities:
Net earnings	$4,273	$1,712	$5,528	$24,812
Adjustments to reconcile earnings to cash provide
by (used in) operating activities:
Amortization	1,726	1,375	6,566	4,777
Future income taxes	(4,458)	(1,054)	(3,063)	(278)
Minority interest	763	—	971	—
Stock options	335	655	3,714	2,255

	2,639	2,688	13,716	31,566

Change in operating assets and liabilities:
Accounts receivable and other	563	827	(3,106)	378
Prepaid expenses	10	2,224	(1,285)	(2,412)
Accounts payable and accrued liabilities	(6,968)	(877)	(23,612)	10,271
Income taxes payable	3,870	407	2,402	851

	114	5,269	(11,885)	40,654

Financing activities:
Issue of capital stock, net	27	173	3,878	3,138
Dividends paid including amounts paid by subsidiary	(1,675)	(1,637)	(6,678)	(5,846)

	(1,648)	(1,464)	(2,800)	(2,708)

Investing activities
Cash paid for Casino.co.uk	—	—	(6,098)	—
Cash paid for acquisition of Parbet.com	—	—	(11,770)	—
Purchase of capital assets	(1,527)	(4,613)	(13,057)	(8,640)
Purchase of other investments	(4,826)	—	(5,326)	—

Increase in restricted cash	(20,576)	—	(20,576)	—
Short term investments	24,000	22,419	50,000	(46,786)

	(2,929)	17,806	(6,827)	(55,426)

Increase (decrease) in cash and cash equivalents	(4,463)	21,611	(21,512)	(17,480)

Cash and cash equivalents, beginning of period	59,891	55,329	76,940	94,420

Cash and cash equivalents, end of period	$55,428	$76,940	$55,428	$76,940

See accompanying notes to unaudited consolidated financial statements

CRYPTOLOGIC LIMITED

Notes to Unaudited Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

For the three and twelve months ended December 31, 2007

1.	Basis of Presentation and Reorganization:

These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian generally accepted accounting principles (“GAAP”) and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as set out in the 2006 Annual Report.

Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited (the “Company”) acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under GAAP.

2.	Security deposits and restricted cash:

At December 31, 2007, the Company was required to maintain a deposit of $20 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5 million. See Note 9 for further information. Security deposits are amounts held by the Company’s bank as collateral provided to foreign banks and payment processors that process deposit and credit card transactions.

3.	Investments

In November 2007, the Company acquired a 12.7% minority interest in Mikoishi (Asia Pacific) Pte Ltd (“Mikoishi”) for $4.258. Mikoishi is a developer and marketer of gaming product for the mobile computing markets and is located in Singapore. In consideration for the investment, the Company received preference shares with voting rights, redeemable into common shares. The Company has the option to increase its ownership position. This investment has been recorded using the cost method and has classified it as an available for sale security.

4.	Stock based compensation

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2007	2006
Dividend yield	1.90%	2.00%
Risk-free interest rate	4.07%	4.25%
Expected volatility	52.00%	55.00%
Expected life of options in years	3	5

CRYPTOLOGIC LIMITED

Notes to Unaudited Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

For the three and twelve months ended December 31, 2007

5.	Earnings per common share:

Basic and diluted earnings per common share were calculated using the weighted average number of common shares and the weighted average number of common shares on a diluted basis.

Earnings are calculated using the two-class method, whereby, common shares of the Company and the fully participating convertible common shares of the CEC are used to determine the proportion of earnings attributable to the common shares of the Company.

The earnings attributable to the common shares in calculating the basic and diluted earnings per share are as follows:

Twelve months ended
2007	2006
Earnings attributable to common shares	$5,528	$24,812
Earnings attributable to CEC shares	971	-
Earnings before minority interest	$6,499	$24,812

The denominator used in calculating basic and diluted earnings per common share is calculated as follows:

	Twelve months ended

	2007	2006

Weighted average number of common
shares outstanding - basic	13,223	13,558
Add impact of CEC issued during reorganization	668	—
Total weighted average number of shares
outstanding - basic	13,891	13,731

Add dilutive options	16	173
Total weighted average number of shares
outstanding - diluted	13,907	13,731

Earnings per common share:
Basic	$0.47	$1.83
Diluted	$0.47	$1.81

6.	Minority Interest

As discussed in Note 1, as part of the Arrangement, taxable Canadian residents were received exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. As a result of the Arrangement, a total of 12.5 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and consequently, a proportional amount of the Company’s shareholders’ equity is recorded separately as minority interest on the consolidated balance sheet. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet.

A similar proportional share of the net earnings associated with subsidiaries directly or indirectly owned by CEC is included in the accompanying consolidated statements of earnings as minority interest. Since June 1, 2007, a total of 218 CEC shares have been exchanged for the Company’s shares.

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest on the balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to total CEC shares outstanding.

CRYPTOLOGIC LIMITED

Notes to Unaudited Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

For the three and twelve months ended December 31, 2007

7.	Reorganization:

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. This move was completed in 2007. Costs incurred during 2007 were $5,666 (2006 - $3,700; 2005 – nil) largely related to professional fees, search fees, relocation and employee severance.

Accrual, December 31, 2005	$—
Professional fees	1,257
Employee severance	1,942
Employee relocation and recruitment	501

3,700
Payments	(1,466)
Included in accounts payable and
accrued liabilities at December 31, 2006	$2,234

Professional fees	3,276
Employee severance	587
Employee relocation and recruitment	1,803

5,666

Subtotal	7,900

Payments	(7,686)

Included in accounts payable and accrued liabilities at December 3	$215

8.	Related party transactions:

In the normal course of operations, the Company currently engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $935 in 2007 (2006-$653). As at December 31, 2007 there was $85 outstanding (December 31, 2006: $35). The Company also paid $292 to another law firm in which one of its board members is a partner. As at December 31, 2007, there were no invoices outstanding. There were no comparable amounts paid or outstanding for the year ended December 31, 2006 to the second law firm.

9.	Subsequent events

In January 2008, the Company made a further investment in 568 Networks Inc. by way of a $250 promissory note.

In February 2008, the terms of the letter of credit required by the Maltese Lottery Gaming Authority were amended reducing the amount guaranteed from $20 million to $5 million.